Exhibit 12
Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2007	2006	2005	2004	2003

Income from continuing operations before allocation to minority interests	$43,622	$36,844	$7,306	$14,287	$28,431

Fixed Charges	119,210	119,299	114,686	102,218	69,458

Earnings	$162,832	$156,143	$121,992	$116,505	$97,889

Interest incurred	100,206	100,404	97,894	88,985	53,180
Amortization of deferred financing costs	2,864	2,757	2,818	2,169	5,026
Perpetual Preferred OP unit Distributions	16,140	16,138	13,974	11,248	11,252

Fixed Charges	$119,210	$119,299	$114,686	$102,402	$69,458

Earnings/Fixed Charges	1.37	1.31	1.06	1.14	1.41